MEDICAL CARE TECHNOLOGIES, INC.
Room 815, No. 2 Building
Beixiaojie, Dongzhimen Nei
Beijing, China 10009

Via EDGAR	June 27, 2011
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Attention: Ernest Greene

Re:	Medical Care Technologies, Inc. Form 10-K/A for the year ended December 31, 2010 Form 10-Q/A for the periods ended June 30, 2010 and September 30, 2010 File No. 0-53665

Dear Sirs;

Medical Care Technologies, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendments to (i) Form 10-K/A for the year ended December 31, 2010; (ii) Form 10-Q/A for the quarter ended June 30, 2010; and (iii) Form 10-Q/A for the quarter ended September 30, 2010 in response to letter of the Commission dated June 6, 2011.

The certifications have been revised accordingly. Moreover, the Company will ensure that in its future filings the certifications will be in the exact form as required.

The Company further acknowledges as follows:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the Filing.

2. Comments of the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings made by the Company.

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MEDICAL CARE TECHNOLOGIES INC.

BY:	/s/ Ning C. Wu
Name: Ning C. Wu
Title: President (principal executive officer)

BY:	/s/ Hui Liu
Name: Hui Liu
Title: Treasurer (principal financial and accounting officer)